Exhibit 99.3

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

As of September 30, 2008
(Unaudited)

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008

UNAUDITED

INDEX

Page
Consolidated Balance Sheets	1-2
Consolidated Statements of Operations	3
Statements of Changes in Shareholders’ Equity	4-5
Consolidated Statements of Cash Flows	6-7
Notes to the Consolidated Financial Statements	8-22
Annex to the Consolidated Financial Statements	23

- - - - - - - - - - - - - - - - - - -

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2008	2007
	Unaudited

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,469	$20,090
Short-term investments	-	16,900
Restricted cash	12,133	7,642
Available for sale marketable securities	2,087	29,730
Trade receivables (net of allowance for doubtful accounts of $24 and $0 at September 30, 2008 and December 31, 2007,
respectively)	925	1,043
Other receivables and prepaid expenses*	5,934	5,269
Inventories	2,576	1,732

Total current assets	46,124	82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	155,159	131,351
Investments in other companies and long-term receivables	83,574	73,718
Deferred taxes	15	2,204
Severance pay deposits	3,854	1,808

Total investments and long-term receivables	242,602	209,081

PROPERTY AND EQUIPMENT, NET	4,347	1,936

INTANGIBLE ASSETS
Goodwill	2,742	2,742
Other intangible assets	6,586	2,782

Total intangible assets	9,328	5,524

Total assets	$302,401	$298,947

*	Includes short-term receivables from related parties in the aggregate amount of $18 and $169 as of September 30, 2008 and December 31, 2007, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2008	2007
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	$6,099	$850
Current maturities of long-term loans from banks and others	3,095	2,475
Trade payables	4,075	3,236
Convertible Debentures	-	5,549
Option to Convertible Debentures	-	830
Other payables and accrued expenses	13,018	8,508

Total current liabilities	26,287	21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	33,389	2,244
Accrued severance pay and retirement obligations	4,904	2,451
Convertible Debentures	7,022	-
Deferred taxes	-	373

Total long-term liabilities	45,315	5,068

MINORITY INTEREST	15,444	6,614

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of September 30, 2008 and December 31, 2007; Issued
and outstanding: 29,650,017 shares as of September 30, 2008 and
December 31, 2007.	9,573	9,573
Additional paid-in capital	276,221	275,947
Accumulated other comprehensive income	4,548	3,689
Accumulated deficit	(74,987)	(23,392)

Total shareholders’ equity	215,355	265,817

Total liabilities and shareholders’ equity	$302,401	$298,947

November 12, 2008
Date of approval of the	Arie Mientkavich	Doron Birger	Rinat Remler
financial statements	Chairman of the Board	President & Chief	Vice President &
	of Directors	Executive Officer	Chief Financial
Officer

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2008	2007	2008	2007	2007
	Unaudited
INCOME
Net revenues	$3,539	$3,163	$1,266	$999	$4,371
Equity in losses of affiliated companies , net	(12,068)	(13,827)	(2,080)	(5,478)	(20,416)
Gain from disposal of businesses and
affiliated companies and changes in
holdings in affiliated companies, net	(31)	12,515	(184)	(26)	14,854
Other income (expenses), net	(10,706)	(2,538)	(8,865)	(8,668)	(3,214)
Financial income (expenses), net	2,460	2,586	1,220	781	3,945

	(16,806)	1,899	(8,643)	(12,392)	(460)
COSTS AND EXPENSES
Cost of revenues	1,941	1,297	827	403	2,233
Research and development costs, net	21,211	8,896	7,470	3,930	13,284
Marketing and selling expenses, net	5,408	1,839	2,367	766	2,802
General and administrative expenses	14,696	10,047	4,720	3,433	13,716
Amortization of intangible assets and
acquired in process research and
development write-off	4,695	14	113	5	2,306

	47,951	22,093	15,497	8,537	34,341

Income (loss) before taxes on income	(64,757)	(20,194)	(24,140)	(20,929)	(34,801)
Tax benefit (taxes on income)	(1,257)	(471)	(1,159)	97	(7,544)
Income (loss) after taxes on income	(66,014)	(20,665)	(25,299)	(20,832)	(42,345)
Minority interest in losses of subsidiaries	14,419	3,995	1,782	786	5,250
Net income (loss)	$(51,595)	$(16,670)	$(23,517)	$(20,046)	$(37,095)
Income (loss) per share:
Basic :
Net income (loss)	$(1.74)	$(0.56)	$(0.79)	$(0.68)	$(1.25)
Diluted:
Net income (loss)	$(1.74)	$(0.57)	$(0.79)	$(0.69)	$(1.27)
Weighted average number of ordinary shares
used in computing basic net income (loss)
per share (thousands)	29,650	29,609	29,650	29,621	29,619
Weighted average number of ordinary shares
used in computing diluted net income (loss)
per share (thousands)	29,650	29,609	29,650	29,621	29,619

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
				other	earnings	Total	Total
	Number of		Additional	comprehensive	(Accumulated	Shareholders’	comprehensive
	shares	Share capital	paid-in capital	income	deficit)	equity	income (loss)

Balance as of January 1, 2007	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504
Exercise of options	57,269	-	230			230
Stock - based compensation	-	-	304	-	-	304
Increase in investment due to issuance of shares by a development
stage subsidiary company	-	-	2,483	-	-	2,483
Other comprehensive income (loss), net of tax:
Unrealized gain on available for sale securities	-	-	-	1,658	-	1,658	$1,658
Reclassification adjustment for loss (gain) realized included in net
income (loss)	-	-	-	(1,255)	-	(1,255)	(1,255)
Foreign currency translation adjustment included in net income
(loss) due to decrease in holdings in affiliated company				(407)	-	(407)	(407)
Foreign currency translation adjustments	-	-	-	2,395		2,395	2,395
Net loss	-	-	-	-	(37,095)	(37,095)	(37,095)
Balance as of December 31, 2007	29,650,017	$9,573	$275,947	$3,689	$(23,392)	$265,817
Total comprehensive loss							$(34,704)

Stock - based compensation	-	-	274		-	274
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities	-	-	-	(2,195)	-	(2,195)	$(2,195)
Reclassification adjustment for loss (gain) realized and other than
temporary impairment included in net loss	-	-	-	(177)	-	(177)	(177)
Foreign currency translation adjustments	-	-	-	3,231	-	3,231	3,231
Net loss	-	-	-	-	(51,595)	(51,595)	(51,595)
Balance as of September 30, 2008 (Unaudited)	29,650,017	$9,573	$276,221	$4,548	$(74,987)	$215,355
Total comprehensive loss							$(50,736)

Balance as of January 1, 2007	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504
Exercise of options	39,269	-	140	-	-	140
Stock - based compensation	-	-	231	-	-	231
Increase in investment due to issuance of shares by a development
stage subsidiary company	-	-	2,483	-	-	2,483
Other comprehensive loss, net of tax:
Unrealized gain on available for sale securities	-	-	-	1,108	-	1,108	$1,108
Reclassification adjustment for gain realized included in net loss	-	-	-	(487)	-	(487)	(487)
Foreign currency translation adjustments included in net income
due to decrease in holdings in affiliated company	-	-	-	(265)	-	(265)	(265)
Foreign currency translation adjustments	-	-	-	867	-	867	867
Net loss	-	-	-	-	(16,670)	(16,670)	(16,670)
Balance as of September 30, 2007 (Unaudited)	29,632,017	$9,573	$275,784	$2,521	$(2,967)	$284,911
Total comprehensive loss							$(15,447)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
				other	earnings	Total	Total
	Number of		Additional	comprehensive	(Accumulated	Shareholders’	comprehensive
	shares	Share capital	paid-in capital	income	deficit)	equity	income (loss)

Balance as of July 1, 2008 (Unaudited)	29,650,017	$9,573	$276,139	$6,148	$(51,470)	$240,390

Stock - based compensation	-	-	82		-	82
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities	-	-	-	(897)	-	(897)	$(897)
Reclassification adjustment for loss (gain) realized and other than
temporary impairment included in net loss	-	-	-	(88)	-	(88)	(88)
Foreign currency translation adjustments	-	-	-	(615)	-	(615)	(615)
Net loss	-	-	-	-	(23,517)	(23,517)	(23,517)
Balance as of September 30, 2008 (Unaudited)	29,650,017	$9,573	$276,221	$4,548	$(74,987)	$215,355
Total comprehensive loss							$(25,117)

Balance as of July 1, 2007 (Unaudited)	29,620,775	$9,573	$275,710	$1,110	$17,079	$303,472

Exercise of options	11,242	-	-	-	-	-
Stock based compensation	-	-	74	-	-	74
Increase in investment due to issuance of shares by a development
stage subsidiary company	-	-	-	-	-	-
Other comprehensive income (loss), net of tax:
Unrealized gain on available for sale securities	-	-	-	150	-	150	$150
Reclassification adjustment for loss realized included in net loss	-	-	-	(83)	-	(83)	(83)
Foreign currency translation adjustments	-	-	-	1,344	-	1,344	1,344
Net loss	-	-	-	-	(20,046)	(20,046)	(20,046)
Balance as of September 30, 2007 (Unaudited)	29,632,017	$9,573	$275,784	$2,521	$(2,967)	$284,911
Total comprehensive loss							$(18,635)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Nine months		Year ended
	ended September 30,		December 31,
	2008	2007	2007
	Unaudited

Cash flows from operating activities
Net income (loss)	$(51,595)	$(16,670)	$(37,095)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies, net	12,068	13,827	20,416
Minority interest in losses of subsidiaries	(14,419)	(3,881)	(5,250)
Loss (gain) from disposal of businesses and affiliated companies and changes in
holdings in affiliated companies, net	31	(12,515)	(14,854)
Interest on loans from minority shareholders of a subsidiary	245	-	-
Loss (gain) from sale of investments in available - for - sale securities	(248)	(1,303)	(1,592)
Depreciation and amortization (including IPR&D)	5,414	608	751
Impairment of investments	11,474	8,340	9,205
Equity in losses (gains) of partnerships	819	801	826
Stock - based compensation and changes in liability in respect of call options	1,725	1,225	1,740
Increase in restricted cash	(1,307)	-	-
Deferred taxes, net	1,164	(2,022)	4,986
Convertible Debentures and option to convertible Debentures issuance costs
recognized included in net income (loss)	-	976	976
Gain from sale of real estate	-	(5,460)	(5,460)
Gain from sale of property and equipment, net	(4)	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	126	(372)	(401)
Decrease (increase) in other receivables and prepaid expenses	1,685	3,722	4,477
Decrease in trading securities, net	-	-	1
Decrease (increase) in inventories and contracts-in-progress	(467)	(423)	(117)
Increase (decrease) in trade payables	263	(271)	133
Increase (decrease) in other payables and accrued expenses	1,976	(7,310)	(5,764)
Other	(1,448)	765	124
Net cash used in operating activities	(32,498)	(19,963)	(26,898)
Cash flows from investing activities
Cash and cash equivalents resulting from newly consolidated subsidiaries (Schedule A)	(117)	-	-
Investment in affiliated companies	(30,428)	(34,054)	(34,422)
Proceeds from sale of affiliated companies shares	-	413	621
Investment in other companies	(24,893)	(9,172)	(14,793)
Proceeds from sale and maturity of available for sale securities	27,375	36,039	44,518
Investments in deposits	(228)	(31,203)	(31,203)
Investment in available for sale securities	-	(16,920)	(17,171)
Proceeds from deposits	17,040	25,206	34,720
Investment in restricted cash	(3,184)	(7,256)	(7,642)
Purchase of property and equipment	(1,166)	(759)	(1,189)
Proceeds from sale of real estate and property and equipment	47	7,656	7,656
Net cash used in investing activities	(15,554)	(30,050)	(18,905)
Cash flows from financing activities
Proceeds from options exercised	-	140	230
Repayment of long-term loans	(12)	(5)	(6)
Receipt of long term bank loan	30,000	-	-
Increase (decrease) in short-term bank loan, net	5,059	(414)	(417)
Proceeds from issuance of shares to minority of subsidiary, net	10,200	3,814	7,619
Proceeds from issuance of Convertible Debentures, Option to Convertible Debentures
and exercise of option to Convertible Debentures	3,184	5,188	5,188
Receipt of short-term loans, convertible loans and long-term loans from minority
shareholders of a subsidiary	2,000	325	325
Net cash provided by financing activities	50,431	9,048	12,939
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,379	(40,965)	(32,864)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20,090	52,954	52,954
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$22,469	$11,989	$20,090

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Nine months		Year ended
	ended September 30,		December 31,
	2008	2007	2007
	Unaudited

Supplemental cash flow information:
Cash paid for:
Income taxes	$28	$9,909	$10,472

Interest	$1,297	$64	$119

Non cash transaction:
Receivables in respect of issuance of shares by a subsidiary to the
minority	$-	$-	$2,550
Proceeds from sale of an affiliate not yet received	$255	$413	$228
Modification of convertible debentures and loans	$-	$98	$-

SCHEDULE A:
Change in cash and cash equivalents resulting from newly of
consolidated subsidiaries
Fair value of assets acquired and liabilities assumed at date of acquisition :
Working capital, net (except cash and cash equivalents)	$4,381	$-	$-
Property and equipment	(2,182)	-	-
Minority interest	4,740	-	-
Accrued severance pay, net	231	-	-
Intangible assets	(2,049)	-	-
Purchase price allocated to IPR&D	(4,476)	-	-
Investment in affiliated companies	(762)	-	-
Net decrease in cash and cash equivalents	$(117)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-  GENERAL

The accompanying unaudited condensed interim consolidated financial statements have been prepared as of September 30, 2008, and for the three and nine months then ended in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 7 for the reconciliation from U.S. GAAP to International Financial Reporting Standards (“IFRS”).

These financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2007 (“the Company’s annual financial statements”) and accompanying notes.

The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

Results for the three and nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The global markets are currently experiencing a financial crisis and economic downturn which may adversely affect the Company and its group companies business. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as Elron group companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. It also may affect the Company’s ability to raise additional capital, meet banks covanents, secure additional bank facilities and sell holdings of Elron group companies. This may also affect the Company’s financial results, which are directly impacted by the Company’s ability to conclude profitable “exit” transactions of companies in Elron group.

In addition, due to the depressed prices of stocks in the securities markets and the downturn of the economy which may affect the demand for Elron group companies products, the Company may have to record impairment charges if the fair value of certain investments decrease below their carrying amount in an other than temporary manner. For imapirment charges recorded during the nine monthes peroid ended Septeber 30, 2008 see note 3 i, k and l.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

b.	The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

c.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The adoption of SFAS 157 did not have material effect on the Company’s financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October, 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP157-3 ”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in SFAS No. 154 “Accounting Changes and Error Corrections”. The adoption of FSP 157-3 did not have a material impact on the Company’s financial position or results of operations.

d.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have any effect on the Company’s financial statements.

e.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which is, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB 107”), “Share-Based Payment”. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), “Share-Based Payment”. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007.

SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 did not have any effect on the Company’s financial statements.

f.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

g.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

h.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.

NOTE 3:-  MAJOR TRANSACTIONS

a.	Wavion

During March and June 2008, Elron together with another shareholder of Wavion, in accordance with the Series A Purchase Agreement signed in August 2007, invested the second and third installments, each in the amount of $3,200 of which Elron invested in each

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-  MAJOR TRANSACTIONS (Cont.)

a.	Wavion (Cont.)

installment approximately $2,000. In addition, concurrently with the second installment, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion (“Purchased Shares”), of which Elron purchased 75% of the Purchased Shares.

Following the above transactions, Elron holds approximately 57% of the outstanding and as converted share capital of Wavion.

Wavion is considered to be a variable interest entity. The Company is the primary beneficiary of Wavion and accordingly has consolidated Wavion commencing the end of the first quarter of 2008.

The excess of the Wavion’s equity fair value over its reported equity amount, amounted to approximately $5,200 and was allocated based on purchase price allocation analysis mainly to intangible asset such as technology. Furthermore, according to SFAS 141,”Business Combinations”, the excess of Elron’s portion in the fair value of Wavion’s equity over its reported amount of previously held interest (including the $2,000 invested during March 2008, mentioned above) in the amount of approximately $3,400 was adjusted as a decrease of the amount originally allocated to technology. The net amount allocated to the above technology is amortized on a straight-line basis over the technology expected useful life of 5 years.

b.	Impliant

In March, 2008, Elron granted a convertible loan in the amount $6,000 to Impliant Inc. (“Impliant”) as part of an aggregate convertible loan of $10,000 in two installments. The first installment in the amount of $5,000 was granted immediately and the second was granted in June 2008 after Impliant’s achievement of a certain milestone as stipulated in the loan agreement.

Impliant is considered to be a variable interest entity. The Company is the primary beneficiary of Impliant and accordingly has consolidated Impliant commencing the end of the first quarter of 2008.

The excess of the Impliant’s equity fair value over its reported equity and convertible loan amounts amounted to approximately $3,300 and was allocated to in process research and development (“IPR&D”). Impliant’s products which did not receive marketing clearance by the relevant regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. Furthermore, according to SFAS 141, the excess of Elron’s reported amount of previously held interest (including the $3,000 granted as a loan during March 2008, mentioned above) over its portion in the fair value of Impliant’s equity and convertible loans in the amount of approximately $1,200 was also allocated to IPR&D.

The total amount allocated to IPR&D was charged immediately to the Company’s results of operations and was included as part of “Amortization of intangible assets and acquired in- process-research and development write-off” in the statement of operations.

Upon conversion of part of the convertible loan, and in the event a recapitalization should occur, the Company will hold approximately 46% of the then outstanding shares.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-  MAJOR TRANSACTIONS (Cont.)

c.	Medingo

In November 2007, Medingo Ltd. (“Medingo”), then wholly owned by RDC, completed a financing round of approximately $29,000 in consideration of 74,966 series A Preferred shares pursuant to which Elron undertook to invest $22,200 and was granted an option to invest an additional $1,900 and a U.S. venture capital fund and others, undertook to invest $5,100. The investment was in two installments, the first installment, in the amount of $16,700, of which Elron invested $14,200 (including $4,200 conversion of convertible loans, previously granted to Medingo by Elron and $950 as a result of the exercise of the option granted to Elron) and the U.S. venture capital fund invested $2,500.

During February 2008, Elron, Rafael and RDC, executed an agreement according to which Rafael agreed to transfer $9,000 to RDC for the purpose of investing in Medingo, and Elron agreed to assign a portion of its investment in Medingo in the amount of $9,000 which it already invested as part of the first installment, described above, to RDC such that $18,000 of the total investment in Medingo will be considered an investment by RDC.

During February 2008, RDC, Elron, the U.S. venture capital fund and others invested the second installment in the amount of $9,000, $1,000 and $2,550, respectively.

As a result of the above agreement Elron’s and RDC’s holdings in Medingo are 7% and 70%, respectively, on a fully diluted basis and on an as converted basis and 9% and 84%, respectively, on an outstanding basis and on an as converted basis.

d.	Pocared

In June 2007, Elron completed an investment of approximately $5,350 in Pocared Diagnostics Ltd. (“Pocared”), in consideration of 2,294,536 Preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.

The investment was in two installments: the first of $3,500 was invested immediately and an additional $1,900 was invested in January 2008.

In March 2008, Elron granted a convertible loan to Pocared in the amount of approximately $5,000 out of an aggregate amount of $14,000. The balance of the loan was granted by existing shareholders and a new investor. The loan was advanced in two equal installments, the first installment was granted immediately and the second installment was granted during June 2008. The loan is convertible into Preferred stock of Pocared in accordance with the terms of the loan agreement.

Since the investment in Preferred D stock and in the convertible loan is not considered to be an investment that is in-substance-common stock, the investment in Pocared is accounted for under the cost method.

e.	Safend

In February 2008, Elron completed an investment of approximately $2,750 in Safend in consideration of 1,116,978 series C Preferred shares. The above-mentioned investment was part of an aggregate private placement from a new investor and current shareholders in which it issued 3,655,565 series C Preferred shares in consideration of approximately $9,000. As a result of the aggregate investment, Elron’s holds approximately 22% of Safend on a fully diluted and on an as converted basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-  MAJOR TRANSACTIONS (Cont.)

e.	Safend (cont.)

Since the investment in Safend’s Preferred B and C shares are not considered to be an investment that is in in-substance-common stock, the investment in Safend is accounted for under the cost method.

f.	BrainsGate

In August 2008 BrainsGate completed a financing round of $27,500. The round was initially an internal financing round (which was signed in January 2008) of $12,500 of which the Company invested approximately $5,500 in consideration of 1,036,330 series C Preferred shares. The initial internal round was granted in two equal installments, the first installment was invested immediately and the second was invested in August 2008. The financing round was extended in August 2008 by an additional $15,000 of which $12,500 by new investors and the rest by existing shareholders. As part of the financing round, the Company invested an additional $1,000 in consideration of 186,680 Preferred C. The investment was granted in two equal installments: the first installment was granted immediately and the second investment is to be invested at the beginning of 2009. As a result of the aggregate investments, the Company will hold approximately 21% of BrainsGate on a fully diluted and on an as converted basis.

Since the investment in BrainsGate’s Preferred C and B-1 shares are not considered to be an investment that is in in-substance-common stock, the investment in BrainsGate is accounted for under the cost method.

g.	RDC

In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the “Addendum”) which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the above-mentioned claim filed by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron has made a one time investment in RDC of $4,000 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties. The excess of the $4,000 invested in RDC over the increase in Elron’s portion of RDC’s equity, in the amount of $1,900 was allocated to the agreement with Rafael as intangible asset with indefinite life which is not subject to amortization.

In 2008, RDC established two new companies, each of which is based on Rafael’s technologies. Pursuant to the terms of the Addendum, the Company is to invest in the fourth quarter $750 in RDC for each of these companies, totaling to $1,500, of which $1,000 was already invested during October 2008.

h.	Given Imaging

On June 20, 2008 Elron completed its tender offer to purchase 1,462,640 ordinary shares of Given Imaging, representing 5% of the issued and outstanding Given Imaging shares, for $16.54 per share, net to the seller in cash in an amount totaling approximately $24,500 (including approximately $300 tender offer costs). After the transaction, the Company’s direct and indirect share in Given Imaging increased to approximately 27.8% of Given Imaging’s issued and outstanding shares. Discount Investment Corporation Ltd. (“DIC”), a 49% shareholder of Elron holds 16.1% of Given Imaging. Therefore the Company together

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-  MAJOR TRANSACTIONS (Cont.)

h.	Given Imaging (Cont.)

with DIC and RDC hold approximately 48.5% of the issued and outstanding shares of Given Imaging.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $18,000, and was allocated as follows: approximately $12,600, to intangible assets other than goodwill, such as customer relationships and technology, approximately $800 to IPR&D and approximately $4,600, to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 15 years.

The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies”.

i.	Atlantium

In June 2008, Atlantium completed a financing round of $11,000 in consideration of 2,276,324 series C Preferred shares pursuant to which Elron invested approximately $3,600. The investment was in two installments. The first of which, in the amount of approximately $9,000 (including approximately $6,000 by conversion of convertible loans, previously granted to Atlantium by its existing shareholders including Elron) of which Elron invested approximately $3,100 (including $2,250 conversion of loan previously granted by Elron). The second installment in the amount of $2,000 of which Elron invested approximately $500 was granted during June 2008.

In September 2008, other existing shareholders of Atlantium granted a convertible loan in the amount $3,000 to Atlantium in three installments. The first installment in the amount of $1,000 was granted immediately and the second and third installment will be granted until December 2008. As a result of slower than expected market penetration and the need for additional financing, the Company recorded an impairment charge of $4,800 of its investment in Atlantium.

Atlantium is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Atlantium, and accordingly has not consolidated Atlantium. As of September 30, 2008, the Company’s maximum exposure to loss as a result of its investment in Atlantium does not exceed the carrying value of its investment in Atlantium in the amount of approximately $8,800.

Since the investment in Preferred B shares and in Preferred C shares are not considered to be an investment that is in-substance-common stock, the investment in Atlantium is accounted for under the cost method.

j.	Plymedia

In August 2008, Plymedia Inc. completed an investment of approximately $5,000 in consideration of 14,757,369 series A Preferred shares of which Elron invested approximately $2,500 (including approximately $1,500 by conversion of convertible loan previously granted by Elron) in consideration of 8,118,956 series A Preferred shares, and of which $1,000 to be invested by other investors within 6 months of the initial closing date. As a result of the investment, Elron holds approximately 28% of Plymedia on an as converted basis and 23% on a fully diluted basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars and NIS in thousands, except share and per share and number of Debentures data

NOTE 3:-  MAJOR TRANSACTIONS (Cont.)

j.	Plymedia (Cont.)

Plymedia Inc. develops and deploys an interactive video platform, offering web video sites and broadcasters a wide range of layered applications to enhance, personalize and monetize their video assets.

Plymedia is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Plymedia, and accordingly has not consolidated Plymedia. As of September 30, 2008, the Company’s maximum exposure to loss as a result of its investment in Plymedia does not exceed the carrying value of its investment in Plymedia in the amount of approximately $2,600.

Since the investment in Plymedia’s Preferred A shares is not considered to be an investment that is in in-substance-common stock, the investment in Plymedia is accounted for under the cost method.

k.	Enure

During the second quarter of 2008, Elron recorded an approximately $2,600 impairment relating to its investment in Enure, as aresult of a shift in Enure’s marketing strategy which could cause a delay in bringing Enure’s product to the market and will require additional financing. As of September 30, 2008, the remaining balance of the investment in Enure amounted to approximatly $2,500.

l.	MuseStorm

During the third quarter of 2008, Elron recorded an approximately $2,200 impairment relating to its total investment in Muestorm, since MuseStorm is in the process of ceasing its operations. The investment balance was fully impaired.

m.	Starling

In September 2008, Starling announced (based in part on a legal opinion received from its outside legal counsel) that it has reached the milestone under which it may use the proceeds of the convertible interest-bearing debentures (“Debentures”) sold as part of its initial public offering in June of 2007, which are currently being held in trust, in the amount of approximately 41,500 NIS (approximately $12,100). There is a dispute between Starling and some of the debenture holders relating to satisfaction of the milestone and therefore Starling’s entitlement to the proceeds from the Debentures. On November 3, 2008, a meeting of the debenture holders was held and they resolved not to release the funds from the proceeds of the Debentures. It is Starlings position that the debenture holders have no standing in determining whether to release the proceeds under the Debentures once Starling disclosed that the milestone has been met. In addition, these debenture holders requested the immediate repayment of the Debentures. It is Starling’s position that there is no basis for immediate repayment of the Debentures. This matter, among others, was brought before the District Court in Tel Aviv, Israel (the “Court”). On November 6, 2008, the Court determined that there is no basis for immediate repayment of the Debentures. On November 9, 2008 Starling submitted a request to the Court to instruct the trustee to release the proceeds under the Debentures.

The minority portion of the Debentures was classified in the consolidated balance sheet under long term liabilities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-  MAJOR TRANSACTIONS (Cont.)

m.	Starling (Cont.)

Subsequent to the balance sheet date, on October 2, 2008, Elron purchased 7,638,323 of Starling’s Debentures in private transactions at a price of NIS 0.90 (approximately $0.26) for each Debenture par value NIS 1.00 for a total amount of approximately NIS 6,900 (approximately $2,000). Thereafter, on October 27, 2008 Elron completed its tender offer to purchase 10,139,455 Debentures for NIS 0.90 (approximately $0.25) per Debenture, net to the seller in cash, for a total amount of NIS approximately 9,100 (approximately $2,500). Following such transactions, Elron beneficially owns 26,453,578 Starling Debentures out of a total of 42,364,000 outstanding Starling Debentures (approximately 62% out of the outstanding Debentures).

In addition, in October, 2008, the Company and RDC extended a loan to Starling in the amount of up to $2,000 (of which $1,000 were granted and the balance to be granted in November 2008) to be repaid once the proceeds of the Debentures will be released to be used by Starling.

In addition, Starling informed its shareholders that it intends, in the near future, to issue a rights offering to its shareholders (“Rights Offering”). The Company, RDC and Elbit Systems Ltd. (a shareholder of Starling) informed Starling of their consent, in principle, to participate in the Rights Offering. Such participation is contingent upon the terms to be offered by Starling.

n.	Galil Medical

On November 10, 2008, subsequent to the balance sheet dated, Galil Medical announced that it signed a definitive merger agreement with Endocare Inc. The transaction is expected to close in the first quarter of 2009.

Galil and Endocare announced that the terms of the definitive merger agreement call for a stock-for-stock merger transaction. The exchange ratio in the merger gives the current Endocare stockholders 52 percent of the post-merger stock and Galil stockholders 48 percent, prior to the financing transaction, upon the closing of the merger, if completed, the Company and RDC together will hold approximately 7.7% in the merged company. Endocare also announced that upon the closing of the merger it will sell $16 million of newly issued shares of its common stock in a private placement. The transaction is expected to close in the first quarter of 2009. There is no assurance that the merger will be completed.

NOTE 4:-  FAIR VALUE MEASUREMENTS

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157.

The following fair value hierarchy tables present information about the Company’s assets and liabilities measured at fair value on recurring basis as of September 30, 2008.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-  FAIR VALUE MEASUREMENTS (Cont.)

Assets and Liabilities measured at fair value on a recurring basis as of September 30, 2008

	Quoted Prices in	Significant
	Active Markets	Other	Significant	Balance
	for	Observable	Unobservable	as of
	Identical Assets	Inputs	Inputs	September 30,
	(Level 1)	(Level 2)	(Level 3)	2008
		Unaudited
Assets
Available for sale marketable
securities	$2,087	$-	$-	$2,087
Investments in other
companies and long-term
receivables	$1,105	$-	$-	$1,105
Liabilities
Convertible Debentures	$7,022	$-	$-	$7,022

NOTE 5 :-  LONG-TERM LOAN FROM BANK AND OTHERS

a.

On May 15, 2008, the Company signed an agreement with a bank in Israel to provide the Company with a $30,000 credit line to be utilized within a period of 364 days from the date of the agreement. Amounts utilized will be for a term of three years bearing interest at a rate of three months LIBOR +1.3%. As part of the agreement, the Company is committed to certain covanents. As of September 30, 2008 the Company utilized all of the $30,000 credit line, which is presented as a long- term loan from Bank.

b.

Subsequent to the balance sheet date, On October 30, 2008 the Company entered into a loan agreement with DIC, pursuant to which, DIC will provide the Company with a loan in an amount equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the loan agreement the Company agreed to customary default provisions in loan agreements. The granting of the Loan is subject to receipt of all required corporate approvals. If one or more shareholders holding in the aggregate at least 1% of the Company issued share capital or voting rights notify the Company in writing, on or prior to the fourteenth day following the disclosure of the Loan made on October 30, 2008 about his/their objection to Loan, then the Loan will require the approval of the shareholders. The loan is subordinate to the existing loan from the bank mentioned above and given for the same period through September 24, 2011. If the loan from the bank is repaid earlier, then the DIC loan will be repaid at that time; if the repayment of the loan from the bank is extended, then the repayment of the DIC loan will be extended for the same period. With the bank’s prior written consent, Elron may prepay the DIC Loan in whole or in part.

NOTE 6:-  CONTINGENT LIABILITIES

There were no material changes in the status of the Company’s contingent liabilities as described in the Company’s annual financial statements for the year ended December 31, 2007, the details of which are as follows:

1.

During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others, filed in the Tel Aviv-Jaffa Distric

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-  CONTINGENT LIABILITIES (Cont.)

Court. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint’s substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal with respect to the purported class action described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to approve the lawsuit as a class action will proceed. Otherwise, the application to approve the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action. On June 14, 2007, the plaintiff notified the defendants that it intends to ask the Court to renew proceedings in the case. A hearing which was set for July 2008 was cancelled by the court which requested that the plaintiff state his position as to why he is the proper plaintiff in this matter. The plaintiff has not yet submitted his response to the court’s request. Further, in October 2008 the defendants submitted updates to their motion to dismiss. Hearings have been set for April and May 2009.

2.

On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999 against the Company and certain of its officers including former officers, filed in the Haifa District Court. The allegations raised in the claim relate, among others, to the period prior to the sale of the Company’s holdings in Elbit Medical Imaging (“EMI”), the parent company of Elscint and formerly an affiliated company. The plaintiffs sought a court order pursuant to which EMI would be compelled to execute an alleged buy-out of Elscint’s share at $14 per share or other remedies. In August, 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Following an appeal filed by the plaintiffs with the Israel Supreme Court, the Supreme Court, in December 2006, reversed that decision and referred the matter back to the district court to determine whether the claim should be approved as a class action. In June 2007, the plaintiffs submitted an updated statement of claim and application to approve the claim as a class action pursuant to which the plaintiffs are no longer seeking an order compelling EMI to the alleged buy-out of Elscint’s share but instead are claiming compensation for damages sustained due to the alleged failure of EMI to execute the buy-out, as well as due to other allegations. The amended statement of claim does not specify the monetary amount claimed, however it does include various allegations relating to the manner of determining the damages claimed. In October 2007, the defendants responded to the revised application and filed statements of defense to the updated statement of claim. The hearings regarding the application to recognize the claim as a class action have been completed and the parties are awaiting the decision of the court. In addition, in February 2001, the plaintiffs submitted a revised claim similar to the previous one but not as a class action.

3.

During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to approve the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-  CONTINGENT LIABILITIES (Cont.)

The Company denies all the allegations against it set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which more likely than not, will cause dismissal of the above claims against the Company.

NOTE 7:-  RECONCILIATION TO IFRS

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” (“the Standard”). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, are required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. Had the consolidated financial statements been prepared in accordance IFRS, the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	Nine months ended
	September 30, 2008
	As reported	Adjustments	As per IFRS
	Unaudited

Net loss	$(51,595)	$3,744	$(47,851	) *
Basic net loss per share	(1.74)	0.13	(1.61)
Diluted net loss per share	(1.74)	0.11	(1.63)

	Nine months ended
	September 30, 2007
	As reported	Adjustments	As per IFRS
	Unaudited

Net income	$(16,670)	$7,567	$(9,103	) *
Basic net income per share	(0.56)	0.26	(0.30)
Diluted net income per share	(0.57)	0.26	(0.31)

	Year ended
	December 31, 2007
	As reported	Adjustments	As per IFRS

Net loss	$(37,095)	$1,628	$(35,467	) *
Basic net loss per share	(1.25)	0.05	(1.20)
Diluted net income loss per share	(1.27)	0.07	(1.20)

* Represents net income attributed to parent owner interest (excluding net income attributed to minority interest)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-  RECONCILIATION TO IFRS (Cont.)

a.	Effect on the statement of operations: (Cont.)

		Three months ended
		September 30, 2008
		As reported	Adjustments	As per IFRS
		Unaudited

	Net loss	$(23,517)	$8,830	$(14,687	) *
	Basic net loss per share	(0.79)	0.30	(0.49)
	Diluted net income loss per share	(0.79)	0.29	(0.50)

		Three months ended
		September 30, 2007
		As reported	Adjustments	As per IFRS
		Unaudited

	Net income (loss)	$(20,046)	$(1,505)	$(21,551	) *
	Basic net loss per share	(0.68)	(0.05)	(0.73)
	Diluted net income loss per share	(0.69)	(0.05)	(0.74)

	* Represents net income attributed to parent owner interest (excluding net income attributed to minority interest)

b.	Effect on the balance sheet:
		September 30, 2008
		As reported	Adjustments	As per IFRS
		Unaudited

	Total assets	$302,401	$(47,111)	$255,290

	Total liabilities including minority
	interest (under U.S GAAP only)	87,046	(8,080)	78,966

	Total equity	215,355	(39,031)	176,324	**

	**Under IFRS including minority interest in the amount of $5,995
		December 31, 2007
		As reported	Adjustments	As per IFRS

	Total assets	$298,947	$(54,945)	$244,002

	Total liabilities including minority
	interest (under U.S GAAP only)	33,130	(1,784)	31,346

	Total equity	265,817	(53,161)	212,656	**

	**Under IFRS including minority interest in the amount of $3,043.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-  RECONCILIATION TO IFRS (Cont.)

c.	Material adjustments:

1.

Under U.S. GAAP the equity method of accounting does not apply in investments that are not common stock or in-substance common stock, regardless of the Company’s ability to significantly influence the investee’s operational and financial policies. Under IFRS, if the investor is able to exercise significant influence over the investee’s operational and financial policies, the equity method of accounting is applied.

2.

Under US GAAP, in consolidated subsidiaries, when a complex ownership structure exists, such as that the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value. Under IFRS, losses can be allocated to the minority up to the carrying amount of the minority investment.

Furthermore, while under US GAAP the minority interest is presented as a liability, under IFRS, the minority interest in a subsidiary is considered as an ownership interest in the consolidated entity which is reported as equity in the consolidated financial statements.

3.

According to IFRS 1, “First-Time Adoption of International Financial Reporting Standards” the Company elected not to apply IFRS 3 “Business Combinations”, retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS- January 1, 2007). As a result, material differences between U.S. GAAP and Israeli GAAP detailed in Note 26 to the Company’s annual financial statements for 2007 (excluding C. 9) generated from past business combinations can be also addressed as differences between U.S. GAAP and IFRS.

4.

Under IFRS, provisions are recognized when the Company has a present obligation as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expenses relating to any provision is presented in the income statement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risk specific in the liability. Under U.S. GAAP, provisions are recognized only when a resources embodying economic benefits occurred. As a result of the different treatment for liabilities, as described above, several of the group companies recorded under IFRS an adjustment with respect to its contingent royalty obligation to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Libor.

5.

As described in Note 3a, under U.S. GAAP, Wavion was consolidated according to the conditions of FIN46R and FAS 141. As a result, the excess of Elron’s portion in the fair value of Wavion’s equity over its reported amount of previously held interest in the amount of approximately $3,400 was adjusted to reduce the amount allocated to technology. Under IFRS, the above-mentioned difference was recorded to shareholders’ equity as a capital surplus in the amount of approximately

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-   RECONCILIATION TO IFRS (Cont.)

c.	Material adjustments: (Cont.)

$3,000 and will be amortized over a period of 5 years against retained earnings. The difference between the amounts mentioned above resulted from the difference in the reported amount of previously held interest in Wavion under U.S. GAAP and IFRS prior to the initial consolidation.

6.

As described in Note 3b, under U.S. GAAP, Impliant was consolidated according to the conditions of FIN46(R) and FAS 141. As a result, the excess of Elron’s reported amount of previously held interest over its portion in the fair value of Implaint’s equity and convertible loans) in the amount of approximately $1,200 was allocated to IPR&D and as a result, was charged immediately to the Company’s results of operations. Under IFRS, the excess of Elron’s portion in the fair value of Impliant’s equity and convertible loans over its reported amount of previously held interest in the amount of approximately $2,300 was recorded to shareholders’ equity as a capital surplus. The difference between the amounts in which the investment in Impliant was presented prior to consolidation generated since it was accounted at cost under U.S. GAAP, while, accounted according to the equity method under IFRS.

Furthermore, under IFRS, the additional IPR&D in the amount of $3,300 as described in Note 3b was not charged to the Company’s results of operations.

7.

Under US GAAP an impairment in the amount of approximately $11,500 was charged during the nine months ended September 2008 with respect to the Company’s investment in Enure, MuseStorm, Atlantium and other companies.

Under US GAAP these investments are accounted under the cost method. Since under IFRS, the above mentioned investments are accounted under the equity method, which resulted in a lower carrying amount for IFRS reporting, the above mentioned impairment was not required.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
Details relating to major investments as of September 30, 2008:

		Carrying
		value of the	Market value of the publicly
		investment	traded
	% of	as of	investments as of
	ownership	September 30,	September 30,	November 11,
	interest (1)	2008(2)	2008	2008
Consolidated Companies:
Starling Advanced Communication Ltd.
(TASE:STLG ) (3)(4)	50%	(1,651)	6,336	4,965
SELA Ltd. (3)	46%	586
Medingo Ltd. (3)	50%	841
Sync RX (3)	39%	561
Xsights (formerly: Paper lynx) (3)	50%	(45)
ActySafe Ltd. (3)	50%	(86)
Wavion, Inc.	66%	(1,523)
Impliant Inc.	46%	(563)
Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3)	28%	105,095	90,721	66,475
NetVision Ltd. (TASE: NTSN)	16%	35,800	44,042	35,279
ChipX, Inc.	28%	349
Galil Medical Ltd. (3)	21%	485
3DV Systems Ltd. (3)	36%	(38)
Notal Vision, Inc.	22%	679
Aqwise Ltd.	34%	4,335
Radlive Ltd.	29%	2,081
Kyma Ltd. (5)	-	499
Affiliated for sale:
EVS (Nasdaq: EVSNF.OB)	10%	1,037	1,037	1,431
MWise Inc. (Nasdaq: MWIS.OB)	2%	68	68	71
Partnership:
Gemini Israel Fund L.P.	5%	16
InnoMed Ventures L.P.	14%	1,668
Cost:
Jordan Valley Ltd.	20%	6,633
Teledata Ltd.	21%	16,876
NuLens Ltd.	34%	8,546
BrainsGate Ltd.	25%	13,087
Enure Networks Ltd.	39%	2,469
Safend Ltd.	27%	6,450
Neurosonix Ltd.	16%	1,605
Atlantium Inc.	33%	8,843
BPT Ltd.	30%	2,725
Pocared Ltd.	23%	10,335
Plymedia Inc.	28%	2,559
Domoteck Ltd.	19%	425

(1)	On the basis of the outstanding share capital.
(2)	Includes loans and convertible notes.
(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.
(4)	Includes Convertible Debentures.
(5)	Investment by convertible loans

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